UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number: 001-34476

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______   No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______   No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______   No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/ME) No 10.440.482/0001-54

Company Registration (NIRE) No. 35.300.567.064

Minutes of the Board of Directors Meeting held on October 26, 2021

DATE, TIME AND PLACE: On October 26, 2021, at 10 a.m., by audioconference, the Board of Directors of Getnet Adquirência e Serviços para Meios de Pagamentos S.A. (“Company” or “Getnet”) has met in its headquarters at Av. Pres. Juscelino Kubitschek, 2041 - cj 121, Bloco A Cond. WTORRE JK - Vila Nova Conceição– CEP 04543-011 – São Paulo/SP.

CALL NOTICE AND ATTENDANCE The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Carlos Rey de Vicente, Chairman. Rafael Tridico Faria, Secretary.

AGENDA: Approve the Management Report and the Financial Statements in accordance with BRGAAP, IFRS of the Company for the third quarter of 2021.

RESOLUTIONS: After review and discussion of the agenda, the members of the Board of Directors unanimously and without restriction voted to approve the Management Report and the Company's Financial Statements in accordance with BRGAAP, IFRS of the Company for the third quarter of 2021, according to the Management Proposal and to the favorably recommendation of the Audit Committee of the Company.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and forwarded to electronic signature by all of the attendees. Board: Carlos Rey de Vicente – Chairman. Rafael Tridico Faria – Secretary. Signatures: Carlos Rey de Vicente – Chairman, Pedro Carlos Araújo Coutinho - Vice Chairman, Ignacio Narvarte Ichazo, Javier San Félix Garcia e Marcelo Augusto Dutra Labuto – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2021

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ Luciano Decourt Ferrari
Name: Luciano Decourt Ferrari
Title: Investors Relations Officer